SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                                 Commission File Number 000-15379

                   NOTIFICATION OF LATE FILING

(Check One): [ X ]Form 10-K   [   ]Form 11-K   [   ]Form 20-F
             [   ]Form 10-Q   [   ]Form N-SAR

     For Period Ended:     June 30, 2001
                      -------------------------------------------
[  ]  Transition Report on Form 10-K [  ]Transition Report on Form
       10-Q
[  ]  Transition Report on Form 20-F [  ]Transition Report on Form
       N-SAR
[  ]  Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ----------------------------

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the item(s) to which the notification relates:
        -----------------------------------------------------


                             PART I
                     REGISTRANT INFORMATION

Full name of registrant    Park Pharmacy Corporation
                         -------------------------------------
Former name if applicable
                         -------------------------------------
Address of principal executive office (Street and number)

              10711 Preston Road, Suite 250
--------------------------------------------------------------
City, state and zip code      Dallas, Texas 75230
                         -------------------------------------

                             PART II
                     RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-
         SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                       See Attachment III


                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


        Jim Moncrief               972             860-0200
     ------------------------------------------------------------
          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         See Attachment IV(3)


                     Park Pharmacy Corporation
    ---------------------------------------------------------
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 28, 2001     By: /s/ Jim Moncrief
       ------------------        ------------------------------
                              Name:  Jim Moncrief
                                   ----------------------------
                              Title:  Executive Vice President
                                    ---------------------------

                       Attachment III
              to Notification of Late Filing of Form 10-K
               for the Fiscal Year Ended June 30, 2001.

During fiscal 2001, the Registrant consummated four acquisitions and one disposition. The Registrant was unable to file, on September 28, 2001, its Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (the "Form 10-K") because it was unable to compile and complete the financial information necessary to complete the Form 10-K with regard to recently completed acquisitions, including, without limitation, the Registrant's acquisition of four (4) pharmacies in Southeast Texas effective as of June 1, 2001.

                          Attachment IV(3)
            to Notification of Late Filing of Form 10-K
              for the Fiscal Year Ended June 30, 2001

For the fiscal year ended June 30, 2001, the Registrant expects to record revenues of approximately $43 million, representing an increase of approximately 387% over the revenues reported for the fiscal year ended June 30, 2000.This increase in revenues is primarily attributable to the Registrant's acquisitions throughout fiscal 2001, as well as growth in revenues from existing operations. For the fiscal year ended June 30, 2001, the Registrant expects to report between $500,000 and $700,000 of net income, compared to a net income of approximately $243,000 for the year ended June 30, 2000.